SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report:

December 31, 2003

(Date of earliest event reported)

Segmentz, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-49606	03-0450326
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

18302 Highwoods Preserve Parkway Suite 100 Tampa, FL 33647

(Address of principal executive offices)

Registrant's telephone number, including area code:

(813) 989-2232

Item 2. Acquisition or Disposition of Assets.

On December 31, 2003, Segmentz, Inc. completed the acquisition of 100% of the capital stock of Dasher Express, Inc.. ("Acquired Companies") for cash consideration of $1,300,000, 538,462 shares of Segmentz, Inc. restricted common stock and conditional payments that could total $800,000 over a four-year period (the "Consideration"), pursuant to terms and conditions of a Stock Purchase Agreement dated December 1, 2003 (the "Stock Purchase Agreement"). The Consideration was paid for out of existing cash on hand.

Except for the transactions contemplated in the Stock Purchase Agreement, there are no material relationships between Segmentz or any of its affiliates, directors or officers, or any associate of any such directors and officers, and any of the Acquired Companies.

A copy of the Stock Purchase Agreement and a copy of Segmentz's press release related to this event are respectively filed as Exhibit 2.1 and Exhibit 99.1 to this Form 8-K and are incorporated herein by reference.

Item 7. Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired

Audited Financial Statements Dasher Express, Inc.

Audit report

Dasher Express Inc.

December 31, 2003 and 2002

CONTENTS

Report of Independent Certified Public Accountants

To the Board of Directors
and Stockholders of
Dasher Express Inc.

We have audited the accompanying balance sheets of Dasher Express, Inc. as of December 31, 2003 and December 31, 2002 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of Dasher Express, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dasher Express, Inc. as of December 31, 2003 and December 31, 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Pender Newkirk & Company
Certified Public Accountants
Tampa, Florida
February 27, 2004

Dasher Express, Inc.
BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 23,955	$ 152,018
Accounts receivable, net of allowance for doubtful accounts of $352,107 and $298,198, respectively	1,235,018	1,111,614
Prepaid expenses and other current assets	9,468	11,694
Total current assets	1,268,441	1,275,326
Property and equipment, net	315,109	407,063
Loans and advances	6,725	10,010
Total assets	$1,590,275	$1,692,399
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 340,916	$ 295,343
Accrued salaries and wages	39,978	49,167
Accrued liabilities	238,888	304,758
Current portion of notes payable	80,511	35,237
Total current liabilities	700,293	684,505
Notes payable	-	80,511
Total liabilities	700,293	765,016
Commitments and contingencies	-	-
Stockholders' equity:		
Common stock, no par value, 40 authorized, 40 issued and outstanding at December 31, 2003, and 2002	18,730	18,730
Retained earnings	871,252	908,653
Total stockholders' equity	889,982	927,383
Total liabilities and stockholders' equity	$1,590,275	$1,692,399

The accompanying notes are an integral part of these financial statements

Dasher Express, Inc.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
Operating revenues	$6,728,249	$6,953,654
Cost of services	5,440,675	5,637,346
Gross profit	1,287,574	1,316,308
General and administrative	1,310,962	1,380,636
Other expense (income)	(2,461)	57,192
Net loss	$ (20,927)	$ (121,520)

The accompanying notes are an integral part of these financial statements

Dasher Express, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002

	Common Stock	Common Stock	Retained Earnings	Total
Balance at December 31, 2001	40	$ 18,730	$1,240,445	$1,259,175
Distributions to stockholders	-	-	(210,272)	(210,272)
Net loss	-	-	(121,520)	(121,520)
Balance at December 31, 2002	40	18,730	908,653	927,383
Distributions to stockholders	-	-	(16,474)	(16,474)
Net loss	-	-	(20,927)	(20,927)
Balance at December 31, 2003	40	$18,730	$871,252	$889,982

The accompanying notes are an integral part of this financial statement

Dasher Express, Inc.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2003	2002
Cash flows from operating activities:		
Net loss	$ (20,927)	$ (121,520)
Adjustments to reconcile net operations to net cash used in operating activities:		
Depreciation	91,954	144,948
Adjustments to allowance for doubtful accounts	53,909	176,846
Changes in operating assets and liabilities:		
Accounts receivable	(177,313)	(394,213)
Prepaid expenses and other current assets	2,226	28,494
Accounts payable	45,573	72,939
Accrued salaries and wages	(9,189)	8,624
Accrued liabilities	(65,870)	9,691
Net cash used in operating activities	(79,637)	(74,191)
Cash flows from investing activities:		
Purchases of property and equipment		(15,116)
Loans and advances	3,285	(2,605)
Net cash provided (used) in investing activities	3,285	(17,721)
Cash flows from financing activities:		
Borrowing and payments on notes payable, net	(35,237)	(142,316)
Distributions to stockholders	(16,474)	(210,272)
Net cash used in financing activities	(51,711)	(352,588)
Net decrease in cash and cash equivalents	(128,063)	(444,500)
Cash and cash equivalents at beginning of period	152,018	596,518
Cash and cash equivalents at end of period	$ 23,955	$152,018
Supplemental disclosure of cash flow information:		
Cash paid:		
Interest	$ 5,631	$ 9,527

The accompanying notes are an integral part of these financial statements

1. Description of Business and Organization

Dasher Express Inc. ("Dasher" or "the Company") is an expediting company headquartered in Lexington, Kentucky. The primary business of Dasher is to provide expedited trucking, less than truckload (LTL), air cargo charters, same day airfreight and on board courier shipments for commercial customers throughout the United States.

Dasher was founded in 1990 and incorporated in the state of Kentucky. The primary function of Dasher in the early stages was delivering lost and misrouted luggage for the airline industry. In January of 1991, Dasher merged with another baggage delivery company, Bluegrass Courier, and the new company began to perform courier and expedited truck service. The founders have grown Dasher from the original location in Lexington, Kentucky to six terminals throughout the Great Lakes and South East regions of the United States providing a wide range of logistic services to its customers.

Effective as of the close of business on December 31, 2003, Segmentz, Inc. acquired all of the outstanding capital stock of Dasher Express Inc. These financial statements have been prepared as of December 31, 2003 prior to this transaction. The balance sheet, statement of operations, statement of cash flow and statement of stockholders' equity do not reflect this transaction.

2. Summary of Significant Accounting Policies

Method of accounting

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews its estimates, including but not limited to, recoverability of long-lived assets and allowance for doubtful accounts, on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed and adjustments are made as information is available. Management believes that these estimates are reasonable; however, actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents are defined as highly liquid investments that have original maturities of three months or less. The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

2. Summary of Significant Accounting Policies – Continued

Accounts receivable

The Company extends credit to its various customers based on the customer's ability to pay. The Company provides for estimated losses on accounts receivable considering a number of factors, including the overall aging of the receivables, previous history with the customer and the customer's current ability to pay its obligation to the Company. Based on management's review of accounts receivable, an allowance for doubtful accounts of approximately $352,000 and $298,000 is considered necessary as of December 31, 2003 and 2002, respectively. The Company does not accrue for interest on delinquent accounts.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repair costs are expensed as incurred. Major improvements that increase the estimated useful life of an asset are capitalized. Depreciation is computed using an accelerated method of depreciation over the following estimated useful lives of the related assets:

	Years
Land	0
Building and improvements	39
Equipment	5-7
Furniture and fixtures	5-10
Leasehold improvements	Lease term

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist primarily of prepaid insurance.

Loans and advances

Loans and advances consist primarily of advances to owner operators and employees.

Accrued Liabilities

Accrued liabilities consist primarily of estimates that take into account potential income or expense that may be generated related to credits, offsets, deposits or prepaid amounts that may become payable to customers. These amounts are accrued to estimate the potential liability that may exist and are based on managements' review of historical data and projections regarding credits or offsets that might become due. Management believes that the estimated accrued liabilities are reasonable in comparison to such historical data; however, actual results could differ from these estimates. A ten percent variation from this estimate could be an additional expense or income of approximately $24,000.

2. Summary of Significant Accounting Policies – Continued

Revenue recognition

Operating revenues for expediting services are recognized on the date the freight is delivered. Related costs of deliveries are accrued as incurred and are also recognized when the freight is delivered.

Income taxes

The Company, with the consent of the stockholders, has elected under Sections 1361 through 1379 of the Internal Revenue Code to be treated substantially as a partnership instead of as a corporation for income tax purposes. As a result, the stockholders will report the entire corporate taxable income and investment credit on their individual tax returns. Therefore, no provision for income taxes has been made to these financial statements.

Estimated fair value of financial instruments

Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including cash and cash equivalents, receivables, payables, and short-term borrowings) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates, or are subject to re-pricing.

3. Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2003	2002
Land	$ 46,000	$ 46,000
Building and improvements	230,307	230,307
Equipment	1,248,213	1,376,588
Furniture and fixtures	29,416	29,416
	1,553,936	1,682,311
Less: Accumulated depreciation	(1,238,827)	(1,275,248)
	$ 315,109	$ 407,063

Depreciation expense of property and equipment totaled approximately $92,000 and $145,000 for 2003 and 2002, respectively.

4. Notes Payable

As of August 30, 1994 the Company entered into a "504" note with the U.S. Small Business Administration under the Certified Development Company Program for a term of 20 years. The note was for $85,000 at an interest rate of 8.374% and was collateralized by the Lexington, Kentucky building. As of December 31, 2003 the loan was classified current as management had entered into an agreement to pay the remaining balance of the note during 2004. The note was fully paid as of February 2004.

The Company has entered into various other notes to purchase equipment, which are collateralized by that equipment. The terms range from three to five years with interest rates ranging from 0% to 7% with varying payoff dates during 2004.

The balances outstanding on the above debt instruments are as follows:

	December 31,	
	2003	**2002**
SBA loan	$61,961	$65,376
Other equipment notes	18,550	50,372
	80,511	115,748
Less: current portion	80,511	35,237
Long-term portion of notes payable	$ 0	$80,511

5. Commitments and Contingencies

Lease commitments

The following is a schedule by year of future minimum payments required under operating leases that have an initial or remaining non-cancelable lease term in excess of one year as of December 31, 2003:

2004	$10,917
2005	2,717
2006	2,717
2007	2,717
2008	1,359
Thereafter	-
	$20,427

The Company rents equipment and facilities under operating leases with lease terms of less than one year.

Rent expense amounted to approximately $854,000 and $932,000 for the years ended December 31, 2003 and 2002, respectively.

5. Commitments and Contingencies – Continued

Litigation

In the ordinary course of business, the Company may be a party to a variety of legal actions that affect any business. The Company does not anticipate any of these matters or any matters in the aggregate to have a material adverse effect on the Company's business or its financial position or results of operations.

Regulatory compliance

The Company's activities are regulated by state and federal regulatory agencies under requirements that are subject to broad interpretations. The Company cannot predict the position that may be taken by these third parties that could require changes to the manner in which the Company operates.

6. Retirement Plan

The Company has a 401(k) plan (the "Plan"). The Plan covers all employees who are 21 years of age or older, with one year of service. The Company matches 25% percent up to 2% percent of employee contributions. The Company's matching contribution was approximately $8,700 and $10,700 for the years ended December 31, 2003 and 2002, respectively.

7. Subsequent Events

Effective as of the close of business on December 31, 2003, Segmentz, Inc. acquired all of the outstanding capital stock of Dasher Express Inc. Segmentz Inc. paid $1,300,000 cash and $700,000 of Segmentz, Inc.'s stock. In addition to the initial payment, the stockholders will be able to receive additional consideration in the form of an earn-out, which consists of annual payments of approximately $200,000 based on revenue targets. The former stockholders of Dasher Express Inc. can receive up to half of the earn-out in stock at a conversion price of $1.80 per share.

(b) Pro Forma Financial Information

Exhibit 99.2 Proforma Financial Statements Period Ended September 30, 2003 Segmentz, Inc. and Dasher Express, Inc.

Unaudited Pro Forma Financial Information

The Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 2002 and the nine months ended September 30, 2003 and the Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2003 for Segmentz, Inc. (the Company) are set forth below.

The Unaudited Pro Forma Consolidated Statements of Income have been prepared assuming that the acquisition had occurred on the first day of the periods presented therein. These Unaudited Pro Forma Consolidated Statements of Income do not purport to represent the operations of the Company had the acquisition, in fact, occurred at the beginning of the respected periods, or to project the results of operations for any future period.

The following tables include pro-forma adjustments for the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Segmentz, Inc. is in the process of obtaining third-party valuations of certain intangible assets; thus, the pro-forma adjustments are subject to refinement.

Segmentz, Inc.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
September 30, 2003

	Historical			
ASSETS	Company	Dasher	Pro-Forma Adjustments	Pro-Forma
Current Assets				
Cash and cash equivalents	$ 1,875,739	$ 183,661	$ (1,300,000)	$ 759,400
Trade receivables	2,516,284	1,162,450	-	3,678,734
Prepaid expenses	908,709	38,225	-	946,934
Total current assets	5,300,732	1,384,336	(1,300,000)	5,385,068
Intangible Assets	-	-	669,105(2)	669,105
Advances to Murphy Air	2,213,230	-	-	2,213,230
Other assets	475,479	-	-	475,479
Loans and advances	39,314	18,370	-	57,684
Fixed assets, net	607,807	338,107	450,000(2)	1,395,914
	$ 8,636,562	$ 1,740,813	$ (180,895)	$ 10,196,480

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities				
Accounts payable	$ 613,241	$ 425,393	$ -	$ 1,038,634
Accrued salaries and wages	128,500	39,243	-	167,743
Accrued expenses	333,400	305,961	-	639,361
Obligations due to factoring company	1,137,596	-	-	1,137,596
Current maturities of long-term debt	718,636	89,321	-	807,957
Advances from shareholder	165,998	-	-	165,998
Total current liabilities	3,097,371	859,918	-	3,957,289
Long-Term Debt, less current maturities	200,770	-	-	200,770
Commitments	-	-	-	-
Total liabilities	3,298,141	859,918		4,158,059
Stockholders' Equity				
Preferred stock	1,188,819	-	-	1,188,819
Capital stock	13,610	18,730	(13,346)(1)	18,994
Paid-in capital	4,059,495	-	694,616 (1)	4,754,111
Stock payable	20,000	-	-	20,000
Retained earnings	56,497	862,165	(862,165)(1)	56,497
Total Stockholders' Equity	5,338,421	880,895	(180,895)	6,038,421
	$ 8,636,562	$ 1,740,813	$ (180,895)	$ 10,196,480

</TABLE>

(1) To reflect purchase of Dasher’s common stock for $1,300,000 cash and $700,000 in stock.
(2) To reflect write-up of building, equipment and intangible assets of Dasher to market value.

Segmentz, Inc.
Pro Forma Condensed Consolidated Statement of Income
Fiscal Year Ended December 31, 2002

<TABLE>
<CAPTION>

OPERATIONS	Historical Company	Historical Dasher	Pro-Forma Adjustments	Pro-Forma
Net sales	$ 9,994,506	$ 6,953,654	$ -	$16,948,160
Cost of goods sold	7,781,632	5,637,346	-	13,418,978
Gross profit	2,212,874	1,316,308	-	3,529,182
General and administrative expenses	1,743,476	1,380,636	81,083(1)	3,205,195
Operating income	469,398	(64,328)	81,083	323,987
Nonoperating (income) expense:	95,283	57,192	-	152,475
Income (loss) before income taxes	374,115	(121,520)	-	171,512
Income taxes	-	-	-	-
Net income (loss)	$ 374,115	$ (121,520)	$ (81,083)	$ 171,512
Earnings per common share				
Basic	$ 0.06			$ 0.02
Diluted	$ 0.05			$ 0.02
Weighted average common shares outstanding:				
Basic	6,565,242		538,462(2)	7,103,703
Diluted	7,956,009		538,462(2)	8,494,470

</TABLE>

(1) To reflect amortization of intangible assets and depreciation of write-up of market value of fixed assets.
(2) To reflect the additional shares issued related to the Dasher acquisition

</PAGE>

Segmentz, Inc.
Pro Forma Condensed Consolidated Statement of Income
Nine Months Ended September 30, 2003
(Unaudited)

OPERATIONS	Historical Company	Historical Dasher	Pro-Forma Adjustments	Pro-Forma
Net sales	$ 10,234,277	$ 4,859,831	$ (94,545)(3)	$ 14,999,563
Cost of goods sold	7,435,884	3,936,463	(94,545)(3)	11,277,802
Gross profit	2,798,393	923,368	-	3,721,761
General and administrative expenses	2,339,182	937,348	60,813(1)	3,337,343
Income (loss)before income taxes	459,211	(13,980)	(60,813)	384,418
Provision for income taxes	133,500	(4,893)		128,607
Net income (loss)	$ 325,711	$ (9,087)	$ (60,813)	$ 255,811
Earnings per common share				
Basic	$ 0.04	$		0.03
Diluted	$ 0.04	$		0.03
Weighted average common shares outstanding:				
Basic	7,878,469	-	538,462(2)	8,416,930
Diluted	9,077,939	-	538,462(2)	9,616,400

(1) To reflect amortization of intangible assets and depreciation of write-up of market value of fixed assets.
(2) To reflect the additional shares issued related to the Dasher acquisition.
(3) To eliminate inter-company revenue and expenses

(c) Exhibits

1. Stock Purchase Agreement dated as of December 1, 2003 by and among Segmentz, Inc., Brad Kelley and Jeff Wiseman.
2. Employment Agreement dated as of December 1, 2003 by and between Segmentz, Inc. and Brad Kelley
3. Employment Agreement dated as of December 1, 2003 by and between Segmentz, inc. and Jeff Wiseman

99.1Press Release from Segmentz, issued on January 6, 2004

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEGMENTZ, INC.

By: /s/ John S. Flynn
Name: John S. Flynn

Title: President, Chief Financial Officer and Secretary

Date: March 15, 2004

EXHIBIT INDEX

Exhibit

2.1 Stock Purchase Agreement dated as of December 31, 2003 by and among Segmentz, Inc., Brad Kelley and Jeff Wiseman

99.1 Press Release from Segmentz, Inc. issued on January 5, 2004.